Scorpio Bulkers Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(In thousands, except share amounts)

	March 31,	December 31,
	2020	2019
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$50,209	$42,530
Inventories	4,887	6,371
Due from related parties	15,875	5,954
Prepaid expenses and other current assets	10,468	10,431
Total current assets	81,439	65,286
Non-current assets
Vessels, net	1,208,105	1,271,993
Equity investments-related party	84,226	173,298
Assets held for sale	130,054	77,536
Deferred financing costs, net	2,781	2,982
Other assets	53,838	60,234
Due from related parties	13,664	14,230
Total non-current assets	1,492,668	1,600,273
Total assets	$1,574,107	$1,665,559

Liabilities and shareholders’ equity
Current liabilities
Bank loans, net	$36,634	$44,956
Financing obligations	32,779	29,159
Accounts payable and accrued expenses	40,809	48,746
Due to related parties	2,421	972
Total current liabilities	112,643	123,833
Non-current liabilities
Bank loans, net	352,943	332,613
Financing obligations	351,207	321,646
Other liabilities	6,418	12,500
Total non-current liabilities	710,568	666,759
Total liabilities	823,211	790,592
Commitment and contingencies (Note 7)
Shareholders’ equity
Preferred shares, $0.01 par value per share; 50,000,000 shares authorized; no shares issued or outstanding	—	—
Common shares, $0.01 par value per share; authorized 21,250,000 shares as of March 31, 2020 and December 31, 2019; outstanding 7,247,580 shares as of March 31, 2020 and 7,248,180 as of December 31, 2019	809	809
Paid-in capital	1,717,776	1,717,144
Common shares held in treasury, at cost; 856,785 shares at March 31, 2020 and December 31, 2019	(56,720)	(56,720)
Accumulated deficit	(910,969)	(786,266)
Total shareholders’ equity	750,896	874,967
Total liabilities and shareholders’ equity	$1,574,107	$1,665,559

Scorpio Bulkers Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(In thousands, except share amounts)

See notes to the unaudited condensed consolidated financial statements.

Scorpio Bulkers Inc. and Subsidiaries
Condensed Consolidated Statements of Operations (unaudited)
(Amounts in thousands, except per share amounts)

	For the Three Months Ended March 31,
	2020	2019
Revenue:
Vessel revenue	$5,268	$—
Vessel revenue-related party	35,556	50,351
Total vessel revenue	40,824	50,351
Operating expenses:
Voyage expenses	516	108
Voyage expenses-related party	844	—
Vessel operating costs	21,529	22,915
Vessel operating costs-related party	3,155	3,355
Charterhire expense	4,698	979
Vessel depreciation	12,343	13,919
General and administrative expenses	4,085	5,239
General and administrative expenses-related party	2,443	2,590
Loss / write-down on assets held for sale	16,612	7,128
Loss / write-down on assets held for sale-related party	397	381
Total operating expenses	66,622	56,614
Operating (loss) income	(25,798)	(6,263)
Other (expense) income:
Interest income	123	344
(Loss) income from equity investment - related party	(88,631)	15,503
Foreign exchange loss	(54)	(4)
Financial expense, net	(10,343)	(13,049)
Total other (expense) income	(98,905)	2,794
Net loss	$(124,703)	$(3,469)
Weighted-average shares outstanding:
Basic	6,883	6,746
Diluted	6,883	6,746
Loss per common share:
Basic	$(18.12)	$(0.51)
Diluted	$(18.12)	$(0.51)

See notes to the unaudited condensed consolidated financial statements.

Scorpio Bulkers Inc. and Subsidiaries
Condensed Consolidated Statements of Changes in Shareholders’ Equity (unaudited)
(Dollars in thousands)

	Number of shares outstanding	Common stock	Paid-in capital	Treasury Shares	Accumulated deficit	Total
Balance as of January 1, 2020	7,248,180	$809	$1,717,144	$(56,720)	$(786,266)	$874,967
Net loss					(124,703)	(124,703)
Issuance of restricted stock, net of forfeitures	(600)	—	—	—	—	—
Cash dividends declared on stock ($0.20 per common share)	—	—	(1,450)	—	—	(1,450)
Restricted stock amortization	—	—	2,082	—	—	2,082
Balance as of March 31, 2020	7,247,580	$809	$1,717,776	$(56,720)	$(910,969)	$750,896

	Number of shares outstanding	Common stock	Paid-in capital	Treasury Shares	Accumulated deficit	Total
Balance as of January 1, 2019	7,121,726	$796	$1,747,648	$(56,720)	$(830,920)	$860,804
Net loss					(3,469)	(3,469)
Cash dividends declared on stock ($0.20 per common share)	—	—	(1,424)	—	—	(1,424)
Restricted stock amortization	—	—	2,175	—	—	2,175
Balance as of March 31, 2019	7,121,726	$796	$1,748,399	$(56,720)	$(834,389)	$858,086

See notes to the unaudited condensed consolidated financial statements.

Scorpio Bulkers Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows (unaudited)
(In thousands)

	For the Three Months Ended March 31,
	2020	2019
Operating activities
Net loss	$(124,703)	$(3,469)
Adjustment to reconcile net loss to net cash provided by operating activities:
Restricted stock amortization	2,082	2,175
Vessel depreciation	12,343	13,919
Amortization of deferred financing costs	1,013	1,270
Loss / write-down on assets held for sale	16,077	6,649
Net unrealized losses (gains) on investments	89,072	(14,962)
Dividend income on equity investments	(441)	(541)
Drydocking expenditures	(2,207)	—
Changes in operating assets and liabilities:
Decrease in inventories, prepaid expenses and other current assets	6,502	465
Increase in accounts payable accrued expenses	(19,505)	(2,637)
Decrease in related party balances	(1,489)	1,676
Net cash (used in) provided by operating activities	(21,256)	4,545
Investing activities
Dividend income on equity investments	441	541
Scrubber payments	(14,874)	(4,325)
Net cash used in investing activities	(14,433)	(3,784)
Financing activities
Proceeds from issuance of debt	79,000	—
Repayments of long term debt	(34,182)	(16,011)
Dividend paid	(1,450)	(1,424)
Net cash provided by (used in) financing activities	43,368	(17,435)
Increase (decrease) in cash and cash equivalents	7,679	(16,674)
Cash and cash equivalents, beginning of period	42,530	67,495
Cash and cash equivalents, end of period	$50,209	$50,821
Supplemental cash flow information:
Interest paid	$9,059	$11,720
Non-cash investing and financing activities
Right of use asset at inception	$—	$5,918
See notes to the unaudited condensed consolidated financial statements.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements

1.	Organization and Basis of Presentation
Company
Scorpio Bulkers Inc. and its subsidiaries (together the “Company”) is an international shipping company that owns and operates the latest generation newbuilding drybulk carriers with fuel-efficient specifications and carrying capacities of greater than 30,000 deadweight tons (“dwt”) in the international shipping markets. Scorpio Bulkers Inc. was incorporated in the Republic of the Marshall Islands on March 20, 2013.

The Company’s vessels transport a broad range of major and minor bulk commodities, including ores, coal, grains, and fertilizers, along worldwide shipping routes, and are employed primarily in the spot market or in spot market-oriented pools of similarly sized vessels. As of March 31, 2020, the Company owned or finance leased 52 vessels consisting of 17 Kamsarmax vessels and 35 Ultramax vessels and time chartered in six vessels consisting of five Kamsarmax vessels and one Ultramax vessel.
The Company is organized by vessel type into two operating segments (see Note 15, Segments, to the condensed consolidated financial statements):

•	Ultramax - includes vessels ranging from approximately 60,200 DWT to 64,000 DWT

•	Kamsarmax - includes vessels ranging from approximately 82,000 DWT to 84,000 DWT

The Company’s vessels are commercially managed by Scorpio Commercial Management S.A.M., or SCM, an entity controlled by the Lolli-Ghetti family of which Emanuele Lauro, the Company’s co-founder, Chairman and Chief Executive Officer, and Filippo Lauro, the Company’s Vice President, are members. SCM’s services include securing employment for the Company’s vessels in pools, in the spot market and on time charters.

The Company’s vessels are technically managed by Scorpio Ship Management S.A.M., or SSM, an entity controlled by the Lolli-Ghetti family. SSM facilitates vessel technical support such as crew, provisions, deck and engine stores, insurance, maintenance and repairs, and other services as necessary to operate the vessels such as drydocks and vetting/inspection under a technical management agreement.

The Company has also entered into an administrative services agreement, as amended from time to time, or the Amended Administrative Services Agreement, with Scorpio Services Holding Limited, or SSH, an entity controlled by the Lolli-Ghetti family. The administrative services provided under this agreement primarily include provision of administrative staff, office space and accounting, legal compliance, financial and information technology services, in addition to arranging vessel sales and purchases for the Company.
Basis of accounting
The condensed consolidated financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. All material intercompany accounts and transactions have been eliminated in consolidation. In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of financial position as of March 31, 2020 and the Company’s result of operations for the three months ended March 31, 2020 and 2019, and cash flows for the three months ended March 31, 2020 and 2019. The condensed consolidated balance sheet as of December 31, 2019 was derived from audited financial statements but does not contain all the footnote disclosures from the annual financial statements.
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reporting amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets, liabilities, revenues and expenses. Actual results could differ from those estimates.
Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted in accordance with Securities and Exchange Commission rules and regulations; however, management believes that the disclosures herein are adequate to make the information presented not misleading. This report should be read in conjunction with the audited financial statements and the notes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements

Reverse stock split
On April 7, 2020, the Company effected a one-for-ten reverse stock split. All share and per share information has been retroactively adjusted to reflect the reverse stock split. The par value was not adjusted as a result of the reverse stock split.
Going concern
The Company’s revenue is primarily derived from pool revenue. The bulker shipping industry is volatile and a sustained cyclical downturn could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.
The fair market values of the Company’s vessels also experience high volatility. The fair market value of the vessels may increase or decrease depending on a number of factors including, but not limited to, the prevailing level of charter rates and day rates, general economic and market conditions affecting the international shipping industry, types, sizes and ages of vessels, supply and demand for vessels, availability of or developments in other modes of transportation, competition from other shipping companies, cost of newbuildings, governmental or other regulations and technological advances. In addition, as vessels grow older they generally decline in value. If the fair market value of its vessels declines, the Company may not be in compliance with certain provisions of its credit facilities and it may not be able to refinance its debt. The prepayment of certain credit facilities may be necessary for the Company to maintain compliance with certain covenants in the event that the value of its vessels falls below a certain level. Additionally, if the Company sells one or more of its vessels at a time when vessel prices have fallen, the sale price may be less than the vessel’s carrying value on its consolidated financial statements, resulting in a loss on sale or an impairment loss being recognized, ultimately leading to a reduction in earnings. Furthermore, if vessel values fall significantly, this could indicate a decrease in the recoverable amount for the vessel which may result in an impairment adjustment in the carrying value of the vessel.
These condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, nor to the amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

2.	Earnings Per Common Share
The following is a reconciliation of the basic and diluted earnings per share computations (amounts in thousands, except per share amounts):

	March 31,
Three Months Ended	2020	2019
Net loss for basic and diluted earnings per share	$(124,703)	$(3,469)

Common shares outstanding and common stock equivalents:
Weighted average shares basic	6,883	6,746
Effect of dilutive securities	—	—
Weighted average common shares - diluted	6,883	6,746

Loss per share:
Basic	$(18.12)	$(0.51)
Diluted	$(18.12)	$(0.51)

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements

The following is a summary of anti-dilutive equity awards not included in detailed earnings per share computations for the three months ended March 31, 2020 and 2019 (in thousands).

	March 31,
	2020	2019
Anti-dilutive equity awards	364	375

3.	Vessels, net
At March 31, 2020 the Company owned or finance leased 17 Kamsarmax vessels and 35 Ultramax vessels. A rollforward of activity within vessels is as follows (amounts in thousands):

Balance at December 31, 2019	$1,271,993
Transferred to assets held for sale	(68,422)
Other additions	16,877
Depreciation	(12,343)
Balance at March 31, 2020	$1,208,105
Depreciation includes depreciation related to the Company’s finance leased vessels.
All of the Company’s owned vessels serve as collateral against existing loan facilities.

Owned or Finance Leased Vessels

Vessel Name	Year Built	DWT	Vessel Type
SBI Antares	2015	61,000	Ultramax
SBI Athena	2015	64,000	Ultramax
SBI Bravo	2015	61,000	Ultramax
SBI Leo	2015	61,000	Ultramax
SBI Echo	2015	61,000	Ultramax
SBI Lyra	2015	61,000	Ultramax
SBI Tango	2015	61,000	Ultramax
SBI Maia	2015	61,000	Ultramax
SBI Hydra	2015	61,000	Ultramax
SBI Subaru	2015	61,000	Ultramax
SBI Pegasus	2015	64,000	Ultramax
SBI Ursa	2015	61,000	Ultramax
SBI Thalia	2015	64,000	Ultramax
SBI Cronos	2015	61,000	Ultramax
SBI Orion	2015	64,000	Ultramax
SBI Achilles	2016	61,000	Ultramax
SBI Hercules	2016	64,000	Ultramax
SBI Perseus	2016	64,000	Ultramax
SBI Hermes	2016	61,000	Ultramax
SBI Zeus	2016	60,200	Ultramax
SBI Hera	2016	60,200	Ultramax
SBI Hyperion	2016	61,000	Ultramax
SBI Tethys	2016	61,000	Ultramax

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements

SBI Phoebe	2016	64,000	Ultramax
SBI Poseidon	2016	60,200	Ultramax
SBI Apollo	2016	60,200	Ultramax
SBI Samson	2017	64,000	Ultramax
SBI Phoenix	2017	64,000	Ultramax
SBI Aries	2015	64,000	Ultramax
SBI Taurus	2015	64,000	Ultramax
SBI Gemini	2015	64,000	Ultramax
SBI Pisces	2016	64,000	Ultramax
SBI Libra	2017	64,000	Ultramax
SBI Virgo	2017	64,000	Ultramax
SBI Jaguar	2014	64,000	Ultramax
Total Ultramax		2,179,800
SBI Samba	2015	84,000	Kamsarmax
SBI Rumba	2015	84,000	Kamsarmax
SBI Capoeira	2015	82,000	Kamsarmax
SBI Carioca	2015	82,000	Kamsarmax
SBI Conga	2015	82,000	Kamsarmax
SBI Bolero	2015	82,000	Kamsarmax
SBI Sousta	2016	82,000	Kamsarmax
SBI Rock	2016	82,000	Kamsarmax
SBI Lambada	2016	82,000	Kamsarmax
SBI Reggae	2016	82,000	Kamsarmax
SBI Zumba	2016	82,000	Kamsarmax
SBI Macarena	2016	82,000	Kamsarmax
SBI Parapara	2017	82,000	Kamsarmax
SBI Swing	2017	82,000	Kamsarmax
SBI Mazurka	2017	82,000	Kamsarmax
SBI Jive	2017	82,000	Kamsarmax
SBI Lynx	2018	82,000	Kamsarmax
Total Kamsarmax		1,398,000
Total Owned or Financed Leased Vessels DWT		3,577,800

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements

4.	Assets Held for Sale
Assets held for sale at March 31, 2020 and December 31, 2019 were $130.1 million and $77.5 million, respectively.
During 2019, the Company’s Board of Directors made the decision to sell four Ultramax vessels and as such these vessels were classified as held for sale at December 31, 2019. As of March 31, 2020, these vessels have not been sold and continued to be classified as held for sale.
In March 2020, the Company entered into agreements with unaffiliated third parties to sell the SBI Jaguar and SBI Taurus, 2014 and 2015 built Ultramax vessels, respectively, and the SBI Bolero, a 2015 built Kamsarmax vessel, for approximately $53.5 million in aggregate and as such these vessels were classified as held for sale.

5.	Commitments and Contingencies
Legal Matters
The Company is periodically involved in litigation and various legal matters that arise in the normal course of business. Such matters are subject to many uncertainties and outcomes which are not predictable. At the current time, the Company does not believe that any legal matters could have a material adverse effect on its financial position or future results of operations and therefore has not recorded any reserves in relation thereto as of March 31, 2020.
Other
The Company also has certain commitments related to the commercial and technical management of its vessels under a Master Agreement. As of March 31, 2020, the Company would be obligated to pay termination fees of $3.5 million to SCM and SSM if the Company were to cancel the Master Agreement as of March 31, 2020. The Company is also required to pay SCM for each vessel that the Company owns in an amount equal to three months of commissions that SCM would have expected to earn had the contracts not been terminated. Due to the variable nature of the commissions, they have been excluded from these figures. There are no material post-employment benefits for the Company’s executive officers or directors. By law, the Company’s employees in Monaco are entitled to a one-time payment of up to two months’ salary upon retirement if they meet certain minimum service requirements.
As of March 31, 2020, the Company’s contractual obligations and commitments consisted principally of debt repayments, future minimum payments under non-cancelable time chartered-in agreements and future minimum purchases under non-cancelable purchase agreements which primarily relate to scrubber installations on the Company’s vessels. As of March 31, 2020, there have been no significant changes to such arrangements and obligations since December 31, 2019.

6.	Accounts Payable and Accrued Expenses
Accounts payable and accrued expenses consist of the following (in thousands):

	As of
	March 31, 2020	December 31, 2019
Accounts payable	$4,647	$4,984
Accrued operating	33,084	36,177
Accrued administrative	3,078	7,585
Accounts payable and accrued expenses	$40,809	$48,746
Accounts payable primarily consists of obligations to suppliers arising in the normal course of business. Accrued operating relates to obligations arising from operation of the Company’s owned, finance leased and chartered-in vessels (see Note 13, “Leases” for additional information), such as operating costs. Accrued administrative relates to obligations that are corporate or financing in nature, such as payroll, professional fees, interest and commitment fees.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements

7.	Common Shares
Dividend
During the three months ended March 31, 2020, the Company’s Board of Directors declared and the Company paid quarterly cash dividends totaling $0.20 per share or approximately $1.5 million in aggregate.

8.	Debt
The Company’s long-term debt consists of bank loans and financing obligations summarized as follows (in thousands):

	March 31, 2020	December 31, 2019
Credit Facilities:
$12.5 Million Credit Facility	$—	$8,617
$27.3 Million Credit Facility	—	8,813
$85.5 Million Credit Facility	45,404	46,499
$38.7 Million Credit Facility	9,900	10,200
$12.8 Million Credit Facility	11,475	11,475
$30.0 Million Credit Facility	26,642	27,198
$60.0 Million Credit Facility	26,008	26,573
$184.0 Million Credit Facility	161,374	130,145
$34.0 Million Credit Facility	33,714	31,571
$90.0 Million Credit Facility	80,125	82,100
$19.6 Million Lease Financing - SBI Rumba	16,570	16,883
$19.0 Million Lease Financing - SBI Tango	17,008	17,303
$19.0 Million Lease Financing - SBI Echo	17,116	17,396
$20.5 Million Lease Financing - SBI Hermes	18,739	19,059
$21.4 Million Lease Financing - SBI Samba	20,033	20,384
CMBFL Lease Financing	110,325	113,006
$45.0 Million Lease Financing - SBI Virgo & SBI Libra	39,279	40,027
AVIC Lease Financing	109,077	111,450
$67.3 Million Lease Financing	40,726	—
Total bank loans and financing obligations outstanding	783,515	738,699
Less: Current portion	(70,523)	(75,276)
	$712,992	$663,423

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements

Secured Credit Facilities
The Company has eight credit agreements with banks in place, which are collateralized by the Company’s vessels. The following is a summary of those credit agreements as of March 31, 2020:

($000’s)	$85.5 Million Credit Facility	$38.7 Million Credit Facility	$12.8 Million Credit Facility	$30.0 Million Credit Facility	$60.0 Million Credit Facility	$184.0 Million Credit Facility	$34.0 Million Credit Facility	$90.0 Million Credit Facility
Date of Agreement	December 5, 2017	December 13, 2017	June 21, 2018	September 13, 2018	September 11, 2018	September 21, 2018	October 3, 2018	November 8, 2018

Total Vessels Financed
Kamsarmax	—	—	1	2	—	6	2	—
Ultramax	4	1	—	—	2	6	—	6

Interest Rate-LIBOR+	2.850%	2.850%	2.400%	2.200%	2.250%	2.400%	2.350%	2.350%

Commitment Fee	1.140%	0.998%	0.960%	0.880%	0.900%	0.960%	1.175%	1.000%

Maturity Date	February 15, 2023	December 13, 2022	June 15, 2023	September 18, 2023	September 14, 2023	September 21, 2023	October 3, 2025	November 8, 2023

Amount outstanding	45,404	9,900	11,475	26,642	26,008	161,374	33,714	80,125

Carrying Value of Vessels Collateralized	84,335	15,442	26,123	61,427	53,545	327,904	55,693	134,767

Amount Available	1,464	—	—	—	2,862	17,448	—	8,706
Financing Obligations

$19.6 Million Lease Financing - SBI Rumba

On October 25, 2017, the Company closed a financing transaction with unaffiliated third parties involving the sale and leaseback of the SBI Rumba, a 2015 Japanese built Kamsarmax vessel, for consideration of approximately $19.6 million. As part of the transaction, the Company will make monthly payments of $164,250 under a nine and a half year bareboat charter agreement with the buyers, which the Company has the option to extend for a further six months. The agreement also provides the Company with options to repurchase the vessel beginning on the fifth anniversary of the sale and until the end of the bareboat charter agreement.

$19.0 Million Lease Financing - SBI Tango

On July 18, 2018, the Company closed a financing transaction with an unaffiliated third party involving the sale and leaseback of the SBI Tango, a 2015 Japanese built Ultramax vessel, for consideration of $19.0 million. As part of the transaction, the Company makes monthly payments of $164,250 under a five-year bareboat charter agreement with the buyer. The agreement also provides the Company with options to repurchase the vessel beginning on the third anniversary of the sale until the end of the bareboat charter agreement.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements

$19.0 Million Lease Financing - SBI Echo

On July 18, 2018, the Company closed a financing transaction with an unaffiliated third party involving the sale and leaseback of the SBI Echo, a 2015 Japanese built Ultramax vessel, for consideration of $19.0 million. As part of the transaction, the Company makes monthly payments of $164,250 under a five-year bareboat charter agreement with the buyer. The agreement also provides the Company with options to repurchase the vessel beginning on the third anniversary of the sale until the end of the bareboat charter agreement.

$20.5 Million Lease Financing - SBI Hermes

On November 16, 2018, the Company closed a financing transaction with an unaffiliated third party involving the sale and leaseback of the SBI Hermes, a 2016 Japanese built Ultramax vessel, for consideration of $20.5 million. As part of the transaction, the Company agreed with the buyer to bareboat charter the vessel for a period of five years at $177,938 per month. The transaction also provides the Company with an option to repurchase the vessel beginning on the third anniversary of the sale until the end of the bareboat charter agreement.

$21.4 Million Lease Financing - SBI Samba

On April 15, 2019, the Company closed a financing transaction with an unaffiliated third party involving the sale and leaseback of the SBI Samba, a 2015 Japanese built Kamsarmax vessel, for consideration of $21.4 million. As part of the transaction, the Company makes monthly payments of $208,354 under a five-year bareboat charter agreement with the buyer. The transaction also provides the Company with the option to repurchase the vessel beginning on the third anniversary of the sale until the end of the bareboat charter agreement.

CMBFL Lease Financing

On May 24, 2019, the Company closed a financing transaction with CMB Financial Leasing Co., Ltd. involving the sale and leaseback of three Ultramax vessels (SBI Pegasus, SBI Subaru and SBI Ursa) and four Kamsarmax vessels (SBI Lambada, SBI Macarena, SBI Carioca and SBI Capoeira). As part of this transaction, the Company agreed to bareboat charter-in the vessels for a period of seven years. In addition, the Company has purchase options beginning after the end of the third year of each bareboat charter agreement, as well as a purchase option for each vessel upon the expiration of each bareboat charter agreement.

This transaction provides financing for the installation of scrubbers for each of the seven vessels included at the lowest of (a) 75% of the scrubber market value, (b) 75% of the scrubber price or (c) approximately $1.7 million, which will amortize proportionally over the remaining term of the lease with a balloon payment made at maturity.

$45.0 Million Lease Financing - SBI Virgo and SBI Libra

On May 21, 2019, the Company closed a financing transaction with an unaffiliated third party involving the sale and leaseback of the SBI Virgo and SBI Libra for a consideration of $21.0 million per vessel. As part of this transaction, the Company agreed to bareboat charter-in the vessels for a period of 11 years and will have purchase options beginning after the end of the fourth year of each bareboat charter agreement.

This transaction provides up to $1.5 million of financing for the installation of scrubbers for each of the vessels included. These will amortize at approximately $1,370 per day per vessel for the first two years and $685 per day per vessel for the following two years once drawn down.

AVIC Lease Financing

On June 27, 2019, the Company closed a financing transaction involving the sale and leaseback of three Ultramax vessels (SBI Antares, SBI Bravo and SBI Leo) and on July 16, 2019, the Company closed a financing transaction involving the sale and leaseback of three additional Ultramax vessels (SBI Hydra, SBI Lyra and SBI Maia) to AVIC International Leasing Co., Ltd. As part of these transactions, the Company agreed to bareboat charter-in the vessels for a period of eight years and has purchase options beginning after the end of the second year of each bareboat charter agreement, as well as a purchase obligation for each vessel upon the expiration of each bareboat charter agreement.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements

This transaction provides financing for the installation of scrubbers for each of the six vessels included at the lowest of (a) 82% of the scrubber market value, (b) 82% of the scrubber price and (c) approximately $1.6 million, which will amortize over five years at approximately $82,000 per quarter per vessel once drawn down.

$67.3 Million Lease Financing

During March 2020, the Company closed the transactions to sell and leaseback two Ultramax vessels (SBI Cronos and SBI Achilles) to Ocean Yield ASA. As part of the transaction the Company agreed to bareboat charter-in the SBI Cronos for a period of nine years and the SBI Achilles for a period of ten years. The Company has several purchase options during the charter period of each agreement, as well as a purchase option for each vessel upon the expiration of the relevant agreement.

The transaction provides financing for the installation of scrubbers for each of the vessels included at approximately $1.5 million, which will amortize over four years.

In addition to the credit agreements and financing obligations described above, which are in effect as of March 31, 2020, the Company entered into the following agreements which were repaid in full during the three months ended March 31, 2020.

$12.5 Million Credit Facility

On December 22, 2015, the Company entered into a senior secured credit facility for up to $12.5 million with Credit Agricole Corporate and Investment Bank which was used to finance a portion of the purchase price of one Ultramax vessel.

During the first quarter of 2020, the Company repaid this loan and terminated the credit facility. The vessel previously financed by the loan is now financed under a new $67.3 million financing arrangement (the “$67.3 Million Lease Financing”).

$27.3 Million Credit Facility

On December 22, 2015, the Company entered into a $27.3 million senior secured credit facility with ABN AMRO Bank N.V. which was originally used to finance a portion of the purchase price of 2 Ultramax vessels.

During the first quarter of 2020, the Company repaid this loan and terminated the credit facility. The remaining vessel previously financed by the loan is now financed under the $67.3 Million Lease Financing.

Debt Covenants

Each of the Company’s credit agreements and financing obligations, as amended through March 31, 2020, has financial covenants with which the Company must comply (based on terms defined in the credit agreements). The most stringent by facility are as follows:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth (adjusted for a minimum amount of $100.0 million in historical non-operating costs and to exclude certain future non-operating items, including impairments) no less than $500.0 million plus (i) 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after December 31, 2013 and (ii) 50% of the value of any new equity issues occurring on or after December 31, 2013.

•	Minimum liquidity of not less than the greater of $25.0 million or $0.7 million per owned or finance leased vessel.

•
Maintain a minimum fair market value of the collateral for each credit facility, such that the aggregate fair market value of the vessels collateralizing the credit facility is between 140% and 160% of the aggregate principal amount outstanding under such credit facility, or, if it does not meet these thresholds, to prepay a portion of the loan or provide additional security to eliminate the shortfall.

•
Minimum fair market value of the vessel for certain financing obligations is 115% of the principal amount outstanding under such financing obligation, or, if the Company does not meet this threshold, to prepay a portion of the financing obligation or provide additional security to eliminate the shortfall.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements

The Company’s credit facilities and financing obligations set out above have, among other things, the following restrictive covenants which may restrict its ability to:

•	incur additional indebtedness;

•	sell the collateral vessel, if applicable;

•	make additional investments or acquisitions;

•	pay dividends; or

•	effect a change of control of the Company.

In addition, the Company’s credit facilities contain customary events of default, including cross-default provisions. As of March 31, 2020, the Company was in compliance with the financial covenants of each of its credit facilities. The Company expects to remain in compliance with the financial covenants of each of its credit facilities for the next twelve months.

Interest rates on all of the Company’s secured credit facilities for the three months ended March 31, 2020 ranged from 3.1% to 5.9% per annum. The Company records its interest expense as a component of Financial expense, net on its Condensed Consolidated Statement of Operations. For the three months ended March 31, 2020 and 2019, Financial expense, net consists of:

	Three Months Ended March 31,
(amounts in thousands)	2020	2019
Interest expense	$9,258	$11,478
Amortization of deferred financing costs	1,013	1,270
Change in the fair value of interest rate caps	—	212
Other	72	89
Financial expense, net	$10,343	$13,049

9.	Derivatives

The Company is exposed to, among other things, the impact of changes in interest rates in the normal course of business. The Company manages the exposure to and volatility arising from these risks and utilizes derivative financial instruments to offset a portion of these risks. The Company uses derivative financial instruments only to the extent necessary to hedge identified business risks and does not enter into such transactions for speculative purposes.

The Company uses variable rate debt as a source of funds for use in the Company's investment activities. These debt obligations expose the Company to variability in interest payments due to changes in interest rates. If interest rates increase, interest expense increases. Interest rate cap agreements are used to manage interest rate risk associated with floating-rate borrowings under the Company’s credit facilities. The interest rate cap agreements utilized by the Company effectively modify the Company’s exposure to interest rate risk by converting a portion of the Company’s floating-rate debt to a fixed rate basis through December 31, 2020, thereby reducing the impact of interest rate changes on future interest expense.
The Company has not elected to designate any of its derivative instruments as hedging instruments under ASC 815, Derivatives and Hedging, and as such the gain or loss on the derivative is recognized in current earnings during the period of change and is included in Financial expense, net on the Condensed Consolidated Statement of Operations.
Information pertaining to outstanding interest rate caps is as follows:

Aggregate Notional Amount (in millions)	Start Date	End Date	Offsets Variable Rate Debt Attributable to Fluctuations Above:
$100	November 9, 2017	December 31, 2020	Three Month LIBOR of 3.5%
$100	November 9, 2017	December 31, 2020	Three Month LIBOR of 3.5%
$100	November 21, 2017	December 31, 2020	Three Month LIBOR of 3.5%

The aggregate fair value of these interest rate caps was zero at March 31, 2020 and December 31, 2019, and would be included in Other assets on the Company’s Condensed Consolidated Balance Sheet. In the three months ended March 31, 2020, there was

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements

no change to the fair value of these caps and therefore no impact to interest expense. In the three months ended March 31, 2019, an increase to interest expense of approximately $0.2 million was recorded, representing the change in the fair value of these caps to Financial expense, net on the Condensed Consolidated Statement of Operations. Refer to Note 10, Fair Value Measurements, for related fair value disclosures.

10.	Fair Value Measurements
The carrying amount and fair value of financial instruments at March 31, 2020 and December 31, 2019 were as follows (in thousands):

		March 31, 2020		December 31, 2019
	Level	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:
Cash and cash equivalents	1	$50,209	$50,209	$42,530	$42,530
Other assets - interest rate cap	2	—	—	—	—
Equity investment - Common stock of Scorpio Tankers Inc.	1	84,226	84,226	173,298	173,298

Financial liabilities:
Bank loans, net	2	389,577	389,577	377,569	377,569
Financing obligation	2	383,986	383,986	350,805	350,805
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, various methods are used including market, income and cost approaches. Based on these approaches, certain assumptions that market participants would use in pricing the asset or liability are used, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market-corroborated, or generally unobservable firm inputs. Valuation techniques that are used maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, fair value measured financial instruments are categorized according to the fair value hierarchy prescribed by ASC 820, Fair Value Measurements and Disclosures. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

•	Level 1: Fair value measurements using unadjusted quoted market prices in active markets for identical, unrestricted assets or liabilities.

•
Level 2: Fair value measurements using correlation with (directly or indirectly) observable market-based inputs, unobservable inputs that are corroborated by market data, or quoted prices in markets that are not active.

•	Level 3: Fair value measurements using inputs that are significant and not readily observable in the market.
Cash and cash equivalents comprise cash on hand and demand deposits, and other short-term highly-liquid investments with original maturities of three months or less, and that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. The carrying value of cash and cash equivalents approximates fair value due to the short-term nature of these instruments.
The interest rate caps were measured at fair value using implied volatility rates of each caplet and the yield curve for the related periods.
As of March 31, 2020, the Company held an equity investment consisting of approximately 4.4 million shares of common stock of Scorpio Tankers at a fair value of $84.2 million based on its quoted market price in active securities markets at March 31, 2020.
The carrying value of the Company’s secured bank loans are measured at amortized cost using the effective interest method. The Company considers that the carrying value approximates fair value because (i) the interest rates on these instruments change with, or approximate, market interest rates and (ii) the credit risk of the Company has remained stable.
These amounts are shown net of $5.1 million and $5.6 million of unamortized deferred financing costs on the Company’s condensed consolidated balance sheet as of March 31, 2020 and December 31, 2019, respectively.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements

The carrying value of the Company’s financing obligations are measured at amortized cost using the effective interest method. The Company considers that the carrying value approximates fair value because (i) the interest rates on these instruments change with, or approximate, market interest rates and (ii) the credit risk of the Company has remained stable.
These amounts are shown net of $4.9 million and $4.7 million of unamortized deferred financing fees on the Company’s consolidated balance sheet as of March 31, 2020 and December 31, 2019, respectively.
Certain of the Company’s assets and liabilities are carried at contracted amounts that approximate fair value due to their short maturity. Assets and liabilities that are recorded at contracted amounts approximating fair value consist primarily of balances with related parties, prepaid expenses and other current assets, accounts payable and accrued expenses.
Certain items are measured at fair value on a non-recurring basis. The table below details the portion of those items that were re-measured at fair value at March 31, 2020 and the resultant write-down recorded (dollars in thousands):

		Fair Value Measurements Using
March 31, 2020	Total	Level 1	Level 2	Level 3	Write-down
Assets Held For Sale	$52,518	$—	$52,518	$—	$17,009

11.	Related Party Transactions
The Company’s co-founder, Chairman and Chief Executive Officer, Mr. Emanuele Lauro, and the Company’s Vice President, Mr. Filippo Lauro, are members of the Lolli-Ghetti family, which owns and controls the Scorpio group of companies, or Scorpio. Scorpio includes SSM, which provides the Company with vessel technical management services, SCM, which provides the Company with vessel commercial management services, SSH, which provides the Company and other related entities with administrative services and services related to the acquisition of vessels, and Scorpio UK Limited, or SUK, which provides the Company with vessel chartering services. SSH also has a majority equity interest in a port agent that provides supply and logistical services for the Company’s vessels operating in its regions. In 2009, Mr. Emanuele Lauro also co-founded Scorpio Tankers (NYSE: STNG), a large international shipping company engaged in seaborne transportation of refined petroleum products, of which he is currently the Chairman and Chief Executive Officer. Mr. Emanuele Lauro also has a senior management position at Scorpio. The Company’s co-founder, President and Director, Mr. Robert Bugbee, is also the President and a Director of Scorpio Tankers and has a senior management position at Scorpio. The Company’s Vice President, Mr. Filippo Lauro and the Company’s Chief Operating Officer, Mr. Cameron Mackey, also hold the office of Vice President and Chief Operating Officer at Scorpio Tankers, respectively, and have senior management positions at Scorpio. Since December 2018, Messrs. Emanuele Lauro, Robert Bugbee, Filippo Lauro and Cameron Mackey have served in similar capacities for Hermitage Offshore Services Ltd., formerly Nordic American Offshore Ltd. (NYSE: PSV).

Administrative Services Agreement

The Company entered into the Amended Administrative Services Agreement with SSH for the provision of administrative staff, office space and accounting, legal compliance, financial and information technology services, as well as arranging vessel sales and purchases for the Company, including newbuildings.

In addition, SSH has agreed with the Company not to own any drybulk carriers greater than 30,000 dwt for so long as the Administrative Services Agreement is in full force and effect. The Administrative Services Agreement may be terminated by SSH upon 12 months notice, or by the Company upon 24 months notice.
The services provided to the Company by SSH under the Administrative Services Agreement may be sub-contracted to other entities within Scorpio.
Master Agreement

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements

The Company’s vessels are commercially managed by SCM and technically managed by SSM pursuant to the Revised Master Agreement, which may be terminated by either party upon 24 months’ notice, unless terminated earlier in accordance with its terms. In the event of a sale of one or more vessels, a notice period of three months and a payment equal to three months of management fees will apply, provided that the termination does not amount to a change of control, including a sale of substantially all vessels under management, in which case a payment equal to 24 months of management fees will apply. This fee is classified as a loss/write-off of vessels and assets held for sale in the Consolidated Statement of Operations. Additional vessels that the Company may acquire in the future are expected to be managed under the Revised Master Agreement or on substantially similar terms.

SCM’s commercial management services include securing employment for the Company’s vessels in the spot market and on time charters. SCM also manages the Scorpio Pools (spot market-oriented vessel pools) including the Scorpio Ultramax Pool, the Scorpio Kamsarmax Pool and the currently inactive Scorpio Capesize Pool in which the Company’s owned, finance leased and time chartered-in vessels are employed and from which a significant portion of its revenue is generated. The Scorpio Ultramax Pool and the Scorpio Kamsarmax Pool participants, including the Company and third-party owners of similar vessels, pay SCM a pool management fee of $300 per vessel per day, plus a 1.75% commission on the gross revenues per charter fixture. The Company typically has balances due from the Scorpio Pools, consisting primarily of working capital, undistributed earnings and reimbursable costs. These receivables are either classified as current or non-current assets within the Condensed Consolidated Balance Sheet depending upon whether the associated vessel is expected to exit the pool within the next 12 months. The Company is also allocated general and administrative expenses from SCM. The Scorpio Kamsarmax Pool and the Scorpio Ultramax Pool were significant customers for the three months ended March 31, 2020, accounting for 31% and 56% of the Company’s total vessel revenue, respectively. For the three months ended March 31, 2019, the Scorpio Kamsarmax Pool and the Scorpio Ultramax Pool accounted for 38% and 62% of the Company’s total vessel revenue, respectively.

The Company time-charters out four Kamsarmax vessels to the Scorpio Kamsarmax Pool for a period of 24-27 months at rates linked to the Baltic Panamax Index (“BPI”). The related income is recorded as Vessel Revenues in the Condensed Consolidated Statement of Operations.
For the commercial management of any of the Company’s vessels that do not operate in one of the Scorpio Pools, it pays SCM a daily fee of $300 per vessel, plus a 1.75% commission on the gross revenues per charter fixture, which are classified as voyage expenses in the Condensed Consolidated Statement of Operations.
SSM’s technical management services include providing technical support, such as arranging the hiring of qualified officers and crew, supervising the maintenance and performance of vessels, purchasing supplies, spare parts and new equipment, arranging and supervising drydocking and repairs, and monitoring regulatory and classification society compliance and customer standards. As part of these services, the Company pays SSM, a related party, including certain subcontractors, for crew costs which are then distributed to the crew.

The Company pays SSM an annual fee of $160,000 plus charges for certain itemized services per vessel to provide technical management services for each of its owned or finance leased vessels, which is a component of vessel operating costs in the Condensed Consolidated Statement of Operations. In addition, representatives of SSM, including certain subcontractors, previously provided the Company with construction supervisory services while its vessels were being constructed in shipyards. For these services, SSM was compensated for its direct expenses, which varied between $0.2 million and $0.5 million per vessel. Representatives of SSM, including certain subcontractors, provide supervisory services during drydocking, for which they are compensated.

SUK allocates salaries of certain SUK employees to the Company for services performed for the Company.

The Company pays the related party port agent for supply and logistical services, which are charged as vessel operating costs.

The Company pays the related party bunker supplier for bunkers, which are charged as voyage expenses. Beginning in October 2019, the Company agreed to guarantee certain obligations of the related party bunker supplier arising from bunker purchases made through January 2021 on behalf of the vessels the Company owns. The maximum potential liability at March 31, 2020 was $3.0 million.

In October 2018, the Company invested $100.0 million in Scorpio Tankers for approximately 54.1 million (which was subsequently adjusted to 5.4 million shares after a one-for-ten reverse stock split effected on January 18, 2019), or 10.9% (as of

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements

October 12, 2018), of Scorpio Tankers issued and outstanding common shares. The investment was part of a larger $337.0 million equity raise by Scorpio Tankers through a public offering of its common shares. Scorpio Tankers is a large international shipping company incorporated in the Republic of the Marshall Islands engaged in seaborne transportation of refined petroleum products. The Company and Scorpio Tankers have a number of common shareholders. They also share a number of directors and officers, including Mr. Emanuele Lauro who serves as the Chairman and Chief Executive Officer of both companies, Mr. Robert Bugbee, who serves as President and a Director of both companies, Mr. Cameron Mackey, who serves as Chief Operating Officer of both companies, and Mr. Filippo Lauro, who serves as Vice President of both companies. There are no other significant transactions between the Company and Scorpio Tankers. As discussed in Note 1, Organization and Basis of Presentation, this investment is accounted for under the equity method utilizing the fair value option.

Transactions with entities owned and controlled by the Lolli-Ghetti family and with Scorpio Tankers (herein referred to as related party affiliates) in the Condensed Consolidated Statement of Operations and Condensed Consolidated Balance Sheet are summarized in the following tables (in thousands).

	For the Three Months Ended March 31,
	2020	2019
Vessel revenue
Scorpio Kamsarmax Pool	$12,612	$19,069
Scorpio Ultramax Pool	22,944	31,282
Total vessel revenue	$35,556	$50,351
Voyage expense:
SCM	$233	$—
Bunker supplier	611	—
Total voyage expense	$844	$—
Vessel operating cost:
SSM	$3,057	$3,305
Port agent	98	50
Total vessel operating cost	$3,155	$3,355
General and administrative expense:
SCM	$11	$11
SSM	14	74
SSH	1,570	1,686
SUK	825	819
Travel provider	23	—
Total general and administrative expense	$2,443	$2,590
Income from equity investments
Scorpio Tankers Inc.	$(88,631)	$15,503
Write-down on assets held for sale
SCM	$195	$160
SSM	202	221
Total write-down on assets held for sale	$397	$381

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements

	As of
	March 31, 2020	December 31, 2019
Assets
Due from related parties-current:
Scorpio Kamsarmax Pool	$10,291	$5,241
Scorpio Ultramax Pool	5,584	677
SUK	—	36
Total due from related parties-current	$15,875	$5,954
Due from related parties non-current:
Scorpio Kamsarmax Pool	$4,767	$4,767
Scorpio Ultramax Pool	8,897	9,463
Total due from related parties non-current	$13,664	$14,230
Equity investment in Scorpio Tankers Inc.	$84,226	$173,298
Liabilities
Due to related parties-current :
Scorpio Kamsarmax Pool	$1,281	$—
Scorpio Ultramax Pool	747	—
SCM	58	227
SSM	14	200
SSH	158	312
Port agent	74	13
Less balances due to SCM and SSM included in assets held for sale	89	220
Total due to related parties-current	$2,421	$972

12.	Equity Investments
On October 12, 2018, the Company invested $100.0 million in a related party, Scorpio Tankers, through participation in a public offering on a basis equivalent to other investors. As a result of this investment, the Company became a significant investor in Scorpio Tankers, holding a total of approximately 54.1 million shares of common stock (subsequently adjusted to 5.4 million shares of common stock upon a one-for-ten reverse stock split effected in January 2019), which was approximately 10.9% of the then issued and outstanding shares of Scorpio Tankers. While the Company was not directly invested in Scorpio Tankers, prior to this investment, it shared a number of shareholders, directors and officers (see Note 11, Related Party Transactions), which along with its investment interest indicated its ability to exercise significant influence. Accordingly, this investment is accounted for under the equity method. The Company uses the fair value option in accounting for its investment in Scorpio Tankers based upon the quoted market price of Scorpio Tankers common stock.
On October 22, 2019, the Company’s Board of Directors declared a one-time special stock dividend to the shareholders of the Company of an aggregate of approximately one million shares of common stock of Scorpio Tankers (NYSE: STNG). For each common share that a shareholder held in the Company on November 15, 2019 that shareholder received 0.0138 shares of common stock of Scorpio Tankers on December 13, 2019. The Scorpio Tankers common shares distributed in the special dividend were acquired from Scorpio Tankers in the abovementioned public offering of its common shares in October 2018. Following the payment of the special dividend, the Company owned approximately 4.4 million common shares of Scorpio Tankers. No fractional shares of Scorpio Tankers were issued in connection with the special dividend, and instead the Company’s shareholders received cash in lieu of any fractional shares.
Below is a table of equity investment activity (in thousands) for the three months ended March 31, 2020 and 2019:

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements

March 31, 2020
Balance at December 31, 2019	$173,298
Loss from change in fair value of investment in Scorpio Tankers	(89,072)
Balance at March 31, 2020	$84,226

Dividend income from Scorpio Tankers common stock	$441

March 31, 2019
Balance at December 31, 2018	$92,281
Gain from change in fair value of investment in Scorpio Tankers	14,962
Balance at March 31, 2019	$107,243

Dividend income from Scorpio Tankers common stock	$541

13.	Leases
As of March 31, 2020, the Company is lessor for 58 vessel operating leases with commercial shipping pools, of which 52 are owned or finance leased by the Company.
The following are the Company contracts that fall under ASC 842:
As Lessor: Commercial pool/time charter out contracts
Virtually all of the Company’s vessel revenues are sourced from commercial pools, which along with time charters, fall under ASC 842. As lessor, the Company leases its vessels to pools, which manage the vessels in order to enter into transportation contracts with their customers, direct the use of the vessel, and enjoy the economic benefits derived from such arrangements.   Under the commercial pool agreements, the pool participants share the revenue generated by the entire pool in accordance with a point system that allocates points to each vessel in the pool based upon performance, age and other factors. As a pool participant, the Company accounts for its vessels as assets and records lease revenue each period as the variability associated with lease payments is resolved. Please see Note 3, “Vessels, net”.
As Lessee: Time charter in contracts
At January 1, 2019, the Company’s operating fleet included only one chartered-in vessel, which had a remaining lease term of nine months. In September 2019, the Company exercised its lease extension option for this chartered-in 62,100 dwt, 2017 built Japanese vessel, Ocean Phoenix Tree, for one year at $10,885 per day. During 2019, the Company also entered into operating leases for five additional chartered-in vessels as follows:
In March 2019, the Company became party to a three-way arrangement with simultaneously occurring, back-to-back charters whereby the Company chartered-in a 81,100 dwt, 2019 built Chinese vessel, CL Taizhou, from the vessel owner and simultaneously chartered it out to the Scorpio Kamsarmax Pool, or SKPL, a related party, at identical rates. The hire rate is tied to the BPI at 118% of BPI with an option to convert to a fixed rate.
In May 2019, the Company became party to a second three-way arrangement with the same parties whereby the Company chartered-in another 81,100 dwt, 2019 built Chinese vessel, CL Zhenjiang, from the vessel owner and simultaneously chartered it out to SKPL, at identical rates. The hire rate is tied to the BPI at 118% of BPI with an option to convert to a fixed rate.
In July 2019, the Company became party to a third, three-way arrangement with the same parties whereby the Company chartered-in another 81,100 dwt, 2018 built Chinese vessel, CL Suzhou, from the vessel owner and simultaneously chartered it out to SKPL, at identical rates. The hire rate is tied to the BPI at 118% of BPI with an option to convert to a fixed rate.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements

In August 2019, the Company became party to a fourth three-way arrangement with the same parties whereby the Company chartered-in another 81,100 dwt, 2015 built Chinese vessel, CL Yangzhou, from the vessel owner and simultaneously chartered it out to SKPL, at identical rates. The hire rate is tied to the BPI at 118% of BPI.
The above charter-in and charter-out agreements were (i) negotiated as a package with the same commercial objective, (ii) with the amount of consideration to be received from the charter-out contract depending on the price and performance of the charter-in contract, and (iii) the rights to use underlying assets conveyed in the contracts involving a single lease component. However, in accordance with the contract combination guidance in ASC 842 requiring that both contracts be entered into either with the same counterparty or with related parties in order to be combined, the respective charter-in and charter-out components of the agreement are accounted for as two separate lease contracts. Accordingly, the Company recognized the required operating lease right-of-use assets and the corresponding lease liabilities on the consolidated balance sheet.
In July 2019, the Company became party to an arrangement whereby the Company chartered-in an 82,000 dwt, 2018 built Chinese vessel, Yangze 11, for 24 months at $12,000 per day and $12,500 per day, for the first and second years, respectively. The lease arrangement contains extension options for $13,000 per day and $14,500 per day for a third and fourth year, respectively. The lease agreement also provides options to purchase the vessel as soon as the end of the first year. At the present time, the Company is not reasonably certain to exercise the renewal or purchase options.
Operating lease right-of-use assets and lease liabilities for charter-in lease terms not qualifying for any exceptions as of March 31, 2020 and December 31, 2019 (in thousands):

Description	Location in Balance Sheet	March 31, 2020	December 31, 2019
Assets:
Right of use assets	Other assets	$32,377	$39,155

Liabilities:
Current portion - operating leases	Accounts payable and accrued expenses	$25,958	$26,655
Non-current portion - operating leases	Other liabilities	$6,419	$12,500
Maturities of operating lease liabilities for charter-in contracts with initial noncancelable terms in excess of one year at March 31, 2020 are as follows (in thousands):

Year
2020 *	$20,911
2021	12,236
2022	—
2023	—
2024	—
Thereafter	—
Total lease payments	$33,147
Less: Imputed interest **	(770)
Total present value of operating lease liabilities	$32,377
Less: Short-term portion	(25,958)
Long-term operating lease liabilities	$6,419

*For remaining nine months ended December 31, 2020
**Based on incremental borrowing rate of 4.8%
The following table summarizes lease cost for the three months ended March 31, 2020 (in thousands):

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements

Operating lease costs	$4,830
Variable lease costs	$2,770
Sublease income	$4,317
The following table summarizes other supplemental information about the Company’s operating leases as of March 31, 2020:

Weighted average discount rate	4.8%
Weighted average remaining lease term	1.2 years
Cash paid for the amounts included in the measurement of lease liabilities for operating leases (in thousands)	$6,794

14.	Income Taxes
Scorpio Bulkers Inc. and its vessel owning subsidiaries (registered and disponent) are incorporated in the Republic of the Marshall Islands, and in accordance with the income tax laws of the Marshall Islands, are not subject to Marshall Islands income tax. The Company is also exempt from income tax in other jurisdictions including the United States of America due to tax treaties or domestic tax laws; therefore, it will not have any tax charges, benefits, or balances.

15.	Segments
Effective January 1, 2016, the Company is organized by vessel type into two operating segments through which the Company’s chief operating decision maker manages the Company’s business. The Kamsarmax and Ultramax Operations segments include the following:

•Ultramax - includes vessels ranging from approximately 60,200 dwt to 64,000 dwt
•Kamsarmax - includes vessels ranging from approximately 82,000 dwt to 84,000 dwt
Although each vessel within its respective class qualifies as an operating segment under U.S. GAAP, each vessel also exhibits similar long-term financial performance and similar economic characteristics to the other vessels within the respective vessel class, thereby meeting the aggregation criteria in U.S. GAAP. The Company has therefore chosen to present its segment information by vessel class using the aggregated information from the individual vessels.
The Company’s vessels regularly move between countries in international waters, over dozens of trade routes and, as a result, the disclosure of financial information about geographic areas is impracticable.
Certain of the corporate general and administrative expenses incurred by the Company are not attributable to any specific segment. Accordingly, these costs are not allocated to any of the Company’s segments and are included in the results below as “Corporate”.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements

The following schedule presents segment information about the Company’s operations for the three months ended March 31, 2020 and 2019 (in thousands).

	Kamsarmax	Ultramax	Corporate	Total
Three Months Ended March 31, 2020
Vessel revenue	$15,894	$24,930	$—	$40,824
Voyage expenses	486	874	—	1,360
Vessel operating cost	8,060	16,624	—	24,684
Charterhire expense	3,561	1,137	—	4,698
Vessel depreciation	4,403	7,940	—	12,343
General and administrative expenses	549	1,116	4,863	6,528
Loss / write-down on assets held for sale	9,394	7,615	—	17,009
Interest income	—	—	123	123
Income from equity investment	—	—	(88,631)	(88,631)
Foreign exchange loss	—	—	(54)	(54)
Financial expense, net	—	—	(10,343)	(10,343)
Segment loss	$(10,559)	$(10,376)	$(103,768)	$(124,703)

	Kamsarmax	Ultramax	Corporate	Total
Three Months Ended March 31, 2019
Vessel revenue	$19,069	$31,282	$—	$50,351
Voyage expenses	47	61	—	108
Vessel operating cost	8,633	17,637	—	26,270
Charterhire expense	109	870	—	979
Vessel depreciation	4,722	9,197	—	13,919
General and administrative expenses	288	1,027	6,514	7,829
Loss / write down on assets held for sale	7,509	—	—	7,509
Interest income	—	—	344	344
Income from equity investment	—	—	15,503	15,503
Foreign exchange loss	—	—	(4)	(4)
Financial expense, net	—	—	(13,049)	(13,049)
Segment income (loss)	$(2,239)	$2,490	$(3,720)	$(3,469)
Identifiable assets, classified by the segment by which the Company operates, are as follows (in thousands):

Identifiable assets
	March 31, 2020	December 31, 2019
Held by vessel owning subsidiaries or allocated to segments:
Kamsarmax	495,912	543,280
Ultramax	908,930	920,149
Held by parent and other subsidiaries, not allocated to segments:
Cash and cash equivalents	39,637	19,564
Other	129,628	182,566
Total identifiable assets	$1,574,107	$1,665,559

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements

16.	COVID-19

The outbreak of the novel COVID-19 virus (“Covid-19”) that originated in China in December 2019 and that has spread to most developed nations of the world has resulted in the implementation of numerous actions taken by governments and governmental agencies in an attempt to control or mitigate the spread of the virus. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. A significant reduction in manufacturing and other economic activities has and is expected to continue to have a materially adverse impact on the global demand for raw materials, coal and other bulk cargoes that our customers transport on our vessels. This significant decline in the demand for dry bulk tonnage may materially and adversely impact our ability to profitably charter our vessels. When these measures and the resulting economic impact will end and what the long-term impact of such measures on the global economy will be are not known at this time. As a result, the extent to which Covid-19 will impact the Company’s results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted.

17.	Subsequent Events
Dividend

On May 11, 2020, the Company’s Board of Directors declared a quarterly cash dividend of $0.05 per share, payable on or about June 30, 2020, to all shareholders of record as of June 15, 2020.

Reverse Stock Split

In April 2020, the Company (i) effected a one-for-ten reverse stock split of the Company’s common shares, par value $0.01 per share, reducing the number of outstanding common shares from approximately 72.5 million shares to approximately 7.2 million shares and (ii) reduced its authorized common shares to approximately 31.9 million.

IMO 2020

In April 2020, the Company reached an agreement with its counterparties to postpone the delivery of exhaust gas cleaning systems, or scrubbers, on thirteen of its vessels until at least 2021 at no additional cost to the Company. This is expected to delay the payment of between $20.0 million and $25.0 million of expenditures until 2021 at the earliest.

Investment in Scorpio Tankers Inc.

In May 2020, the Company sold 2.25 million shares of Scorpio Tankers Inc. (NYSE: STNG) for aggregate net proceeds of approximately $42.7 million. The Company continues to own in aggregate approximately 2.16 million common shares of Scorpio Tankers Inc.

Vessel Sales

The Company completed the sales of the SBI Jaguar and SBI Taurus in April 2020 and completed the sale of the SBI Bolero in May 2020.

Debt

$67.3 million Lease Financing

During April 2020, the Company closed the transaction to sell and leaseback one Kamsarmax vessel (SBI Lynx) to Ocean Yield ASA. As part of the transaction the Company agreed to bareboat charter-in the SBI Lynx for a period of 12 years. The Company has several purchase options during the charter period of the agreement, as well as a purchase option for the vessel upon the expiration of the relevant agreement.

$12.8 million Credit Facility

This credit facility was repaid in full and terminated upon the closing of the sale and leaseback transaction concerning the SBI Lynx under $67.3 million Lease Financing in April 2020.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements

$38.7 million Credit Facility

This credit facility was repaid in full and terminated in April 2020 due to the sale of the SBI Jaguar.

$85.5 Million Credit Facility

The Company repaid approximately $11.1 million of this credit facility in April 2020 due to the sale of the SBI Taurus.

$184.0 Million Credit Facility

The Company repaid approximately $12.5 million of this credit facility in May 2020 due to the sale of the SBI Bolero. In May 2020, the Company repaid $50.0 million of the revolving facility under this facility.

Financial Guarantees

In April 2020, the Company agreed to guarantee certain obligations of certain related parties arising from bunker purchases made through April 2021 on behalf of the vessels the Company owns. The maximum potential liability is $4.0 million.

.